

February 7, 2025

Yoav Zeif
Chief Executive Officer
STRATASYS LTD.
7665 Commerce Way
Eden Prairie, Minnesota 55344

  Re: STRATASYS LTD.
   Form 20-F for the fiscal year ended December 31, 2023
   File No. 001-35751

Dear Yoav Zeif:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology